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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. _3_ )*

                                GLB Bancorp Inc
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON SHARES
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   361-778-103
                                -----------------
                                 (CUSIP Number)

                                  Umberto Fedeli
                                  P.O. Box 318003
                             Independence, Ohio 44131
                                   (216) 348-8080
 -------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notice and Communications)

                                  MAY 5, 2000
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

Check the following box if a fee is being paid with the statement |___|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO. 361-778-103
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Umberto Fedeli / ID # ###-##-####
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS*
        PF
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 |_|
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
-------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
NUMBER OF                    158,200
SHARES
BENEFICIALLY       ------------------------------------------------------------
OWNED BY          8    SHARED VOTING POWER
EACH
REPORTING          ------------------------------------------------------------
PERSON            9    SOLE DISPOSITIVE POWER
WITH                         158,200
                   ------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                158,200
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                |_|
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 7.41 %
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
                IN
-------------------------------------------------------------------------------
   *SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                            Amendment to Schedule 13D

Item 1.           Security and Issuer

         This Statement relates to the shares of Common Stock (the "Shares") of GLB Bancorp. The address of Issuer's principal officers is 7001 Center Street, Mentor, Ohio 44060.

Item 2.           Identity and Background

         This Amendment Statement is filed on behalf of Umberto Fedeli. The business address of the aforementioned person is P.O. Box 318003, Independence, Ohio 44131.

Item 3.           Purpose of Transaction

         Mr. Fedeli initiated his position for investment purposes during GLB Bancorp's initial public offering in May of 1998. Thereafter, he has made subsequent purchases of the shares to increase his investment. Mr. Fedeli believes the shares offer considerable value at present prices. It is also Mr. Fedeli's opinion that management must now focus on developing a strategic plan for deployment of its sizeable capital base. Moreover, attention should be paid to increasing returns on equity and assets.

	Mr. Fedeli's interest is for investment purposes. Subject to market and business conditions and other factors, Mr. Fedeli may purchase additional shares, maintain his present ownership of shares or sell some or all of the shares.

Item 5.           Material to be Filed as Exhibits

Exhibit A Relevant Transactions in Shares.

                                   Signatures


         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, compete and correct.





Date: May 5, 2000


				  by: /s/ Umberto Fedeli
                                  ----------------------
                                  Umberto Fedeli


                                  EXHIBIT A

				PURCHASES OF GLB BANCORP

Date
Purchased	Quantity	      Unit Cost
--------	--------------	---------



02-16-00	  1,000		$8.19
02-29-00	    300		$8.20
03-21-00	    200		$7.96
04-28-00	  1,000		$8.06
05-01-00	  1,600		$7.94
05-02-00	  1,000		$8.06
05-02-00	  1,000		$8.06
05-03-00	  6,900		$8.06
05-04-00	  2,000		$8.06
05-05-00	  1,500		$8.06
05-05-00	  1,000		$8.06
05-05-00	  2,000		$8.06
05-05-00	  1,700		$8.06
		-------
		 21,200